UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Mac-Gray Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554153106

(CUSIP Number)

Ellyn Roberts
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111 (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fairview Capital Investment Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 665,140
9. Sole Dispositive Power 0
10. Shared Dispositive Power 665,140

11. Aggregate Amount Beneficially Owned by Each Reporting Person 665,140

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fairview Capital

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 665,140
9. Sole Dispositive Power 0
10. Shared Dispositive Power 665,140

11. Aggregate Amount Beneficially Owned by Each Reporting Person 665,140

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14. Type of Reporting Person (See Instructions) HC, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew F. Mathieson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,200
8. Shared Voting Power 665,140
9. Sole Dispositive Power 7,200
10. Shared Dispositive Power 665,140

11. Aggregate Amount Beneficially Owned by Each Reporting Person 672,340

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.1%

14. Type of Reporting Person (See Instructions) HC, IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Scott W. Clark

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 665,140
9. Sole Dispositive Power 0
10. Shared Dispositive Power 665,140

11. Aggregate Amount Beneficially Owned by Each Reporting Person 665,140

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.0%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mac-Gray Corporation (the "Issuer"). The principal executive office of the Issuer is located at 404 Wyman Street, Suite 400, Waltham, MA 02451-1212.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Fairview Capital Investment Management, LLC ("FCIM LLC"),
Fairview Capital,
Andrew F. Mathieson,
Scott W. Clark
(collectively, the "Filers").

(b) The business address of the Filers is
300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
FCIM LLC is the investment advisor and general partner of an investment limited partnership and is the investment adviser to other accounts. Fairview Capital is the manager of FCIM LLC. Mr. Mathieson is the controlling shareholder and President of Fairview Capital and is a member of FCIM LLC. Mr. Clark is a member and portfolio manager of FCIM LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
FCIM LLC	AF(1)	$6,346,174

(1) Purchases were made by an investment limited partnership of which accounts to which FCIM LLC is the general partner and investment adviser and other accounts of which it is the investment adviser.

Item 4. Purpose of Transaction

The Filers acquired the Shares for investment purposes in the ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the Shares' market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, the filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Shares, exchanging information with the Issuer pursuant to confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers may formulate other plans and/or make other proposals, and take such actions with respect to the Shares, including any or all of the actions described in sections (a) through (j) of Item 4 of Schedule 13D. Without limiting the generality of the foregoing, certain of the Filers sent a letter (a) on December 5, 2007, to the Issuer's board of directors (the "Board") urging it to consider a high dividend payment model or selling the Issuer, (b) on October 9, 2007, to the independent members of the Board asking them to consider certain questions in connection with maximizing the value of the Issuer for all shareholders and (c) on July 9, 2007, to the Board recommending that the Issuer, among other things, make changes to its capital allocation strategy. Copies of those letters are attached as Exhibits B, C and D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on the cover page:
Name	Purchase or Sale	Date	Number of Shares	Price per Share
FCIM LLC	Purchase	10/5/2007	2,800	$12.10
FCIM LLC	Purchase	11/2/2007	2,100	$12.40
FCIM LLC	Purchase	11/8/2007	600	$12.05
FCIM LLC	Purchase	11/9/2007	100	$12.05
FCIM LLC	Purchase	11/13/2007	6,840	$11.95
FCIM LLC	Purchase	11/19/2007	5,000	$11.28
FCIM LLC	Purchase	11/26/2007	1,900	$10.50
FCIM LLC	Purchase	12/3/2007	10,000	$12.05

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

FCIM LLC is the general partner of an investment limited partnership pursuant to an agreement of limited partnership and is the investment adviser to other accounts pursuant to investment advisory contracts providing to FCIM LLC the authority, among other things, to invest that partnership's and those accounts' funds in the Stock, to vote and dispose of Stock and to file this statement on behalf of the partnership and other accounts. Pursuant to such agreement of limited partnership, FCIM LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G incorporated by reference to Schedule 13G filed February 13, 2007.

Exhibit B - Letter to the Board dated December 5, 2007.

Exhibit C - Letter to the independent members of the Board dated October 9, 2007.

Exhibit D - Letter to the Board dated July 9, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007
FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC By: Fairview Capital, Manager By: /s/ Andrew F. Mathieson, President	FAIRVIEW CAPITAL By: /s/ Andrew F. Mathieson, President

/s/ Andrew F. Mathieson	/s/ Scott W. Clark

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